Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 5 MARCH 18, 2016
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 5 DATED MARCH 18, 2016
TO THE PROSPECTUS DATED NOVEMBER 2, 2015
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated November 2, 2015, Supplement No. 1 dated November 9, 2015, Supplement No. 2 dated November 13, 2015, Supplement No. 3 dated December 17, 2015, and Supplement No. 4 dated February 10, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering;

•	extension of our offering;

•	appointment of two additional directors to our board of directors and corresponding changes to the membership of the committees of our board of directors;

•	updates to "Management";

•	updates to "Stock Ownership";

•	update to "Management's Discussion and Analysis of Financial Condition and Results of Operations" to include information for the year ended December 31, 2015; and

•	December 31, 2015 audited consolidated financial statements.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of Class A common stock as a result of a $2.0 million investment by an affiliate of our sponsor, and commenced operations. On October 9, 2015, we announced that we would cease offering shares of our Class A common stock in our primary offering, effective October 30, 2015, and effective November 2, 2015, we reallocated all shares being offered, such that we are currently offering up to approximately $1.8 billion in shares of Class T common stock in our primary offering. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the distribution reinvestment plan, and among classes of stock, if we elect to offer additional classes in the future.
As of March 15, 2016, we had received gross offering proceeds of approximately $360.0 million from the sale of 36,167,051 Class A shares and Class T shares in connection with our offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of March 15, 2016, approximately $1.8 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Extension of Our Offering
On March 2, 2016, our board of directors extended the termination date of our initial public offering from July 31, 2016 until July 31, 2017, which is three years after the effective date of our initial public offering. Our board of directors reserves the right to further extend the initial public offering, in certain circumstances, or terminate our initial public offering at any time prior to July 31, 2017.

Appointment of Additional Directors
On March 15, 2016, our board of directors determined to temporarily increase the size of the board from five directors to seven directors to allow for the appointment of two additional independent directors. Also on March 15, 2016, our nominating and corporate governance committee and our board of directors appointed J. Grayson Sanders and Kathleen S. Briscoe as independent director members of the board of directors, as well as members of our nominating and corporate governance committee and our audit committee. Our nominating and corporate governance committee, after careful deliberation and with input from Messrs. Cazel and Rohner, has determined that it is in the best interests of our stockholders to eliminate overlapping independent director positions going forward on our board and the board of GCEAR, of which Messrs. Cazel and Rohner are also independent directors.  Accordingly, our nominating and corporate governance committee has determined that it will not nominate Messrs. Cazel and Rohner for re-election as directors at our 2016 annual meeting of stockholders, following which the size of our board will be reduced back to five directors.
All references within our prospectus relating to the composition of our board of directors are revised to state that we have seven directors - Kevin A. Shields, our Chief Executive Officer, Michael J. Escalante, our President, and five independent directors - Gregory M. Cazel, Timothy J. Rohner, Samuel Tang, J. Grayson Sanders, and Kathleen S. Briscoe. All references within our prospectus to the composition of the committees of our board of directors (or, in the case of the compensation committee, the anticipated composition of such committee when formed) are hereby revised to include Mr. Sanders and Ms. Briscoe as members (or anticipated members) of such committees.
Updates to "Management"
The table containing information about our Executive Officers and Directors in the "Management - Executive Officers and Directors" section beginning on page 82 of our prospectus is hereby removed and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	57	Chairman of the Board of Directors and Chief Executive Officer
Michael J. Escalante	55	Director and President
Joseph E. Miller	52	Chief Financial Officer and Treasurer
David C. Rupert	59	Executive Vice President
Mary P. Higgins	56	Vice President and General Counsel
Howard S. Hirsch	50	Vice President and Secretary
Don G. Pescara	52	Vice President — Acquisitions
Julie A. Treinen	56	Vice President — Asset Management
Gregory M. Cazel	53	Independent Director
Timothy J. Rohner	54	Independent Director
Samuel Tang	55	Independent Director
J. Grayson Sanders	75	Independent Director
Kathleen S. Briscoe	56	Independent Director
The following is hereby added to the end of the "Management - Executive Officers and Directors" section beginning on page 82 of our prospectus:
J. Grayson Sanders is one of our independent directors and is a member of our Audit Committee and Nominating and Corporate Governance Committee. He has been one of our independent directors since March 2016. Mr. Sanders also serves as an independent director on the board of GAHR III since February 2014. Since March 2013, Mr. Sanders has served as the Co-Founder, President and Chief Investment Officer of PREDEX Capital Management, a registered investment adviser. Mr. Sanders has also served as the Co-Founder and Chief Executive Officer of Mission Realty Advisors, the majority owner of PREDEX Capital Management and provider of advisory and equity capital raising services to institutional quality real estate operators, since February 2011.

From March 2009 to March 2010, Mr. Sanders served as Chief Executive Officer of Steadfast Capital Markets Group, where he managed the development and registration of Steadfast Income REIT, a non-traded REIT, and oversaw the development of that company’s FINRA managing broker-dealer. From November 2004 to March 2009, Mr. Sanders served as President of CNL Fund Advisors Company in Orlando, where he created and managed a global REIT mutual fund, and served as President of CNL Capital Markets, which focused on wholesale distribution of non-traded REITs and private placements plus ongoing servicing of thousands of investors. Prior to joining CNL, Mr. Sanders served from 2000 to 2004 as a Managing Director with AIG Global Real Estate Investment Corp. in New York, where he managed product development and capital formation for several international real estate funds for large institutional investors investing in Europe, Asia and Mexico. From 1997 to 2000, Mr. Sanders was the Executive Managing Director for CB Richard Ellis Investors where he was involved in product development and placement with institutional investors. From 1991 to 1996, Mr. Sanders served as the Director of Real Estate Investments for Ameritech Pension Trust, where he managed a $1.5 billion real estate portfolio within the $13 billion defined benefit plan. Mr. Sanders has also previously served on the board of directors of both the Pension Real Estate Association and the National Association of Real Estate Investment Trusts, where he was Co-Chairman of its Institutional Investor Committee. He has also served on the board of directors of several non-profits. Mr. Sanders has been a frequent speaker at trade association events and other forums over his entire career and holds FINRA series 7, 24 and 63 licenses. Mr. Sanders received a B.A. in History from the University of Virginia and an M.B.A. from Stanford Business School. He attended Officer Candidate School and served for over four years in the Navy, attaining the rank of Lieutenant.
We believe that Mr. Sanders' decades of experience in the real estate industry, including as a director of a non-traded REIT, and his significant experience raising equity capital support his appointment to our board of directors.
Kathleen S. Briscoe is one of our independent directors and is a member of our Audit Committee and Nominating and Corporate Governance Committee. She has been one of our independent directors since March 2016. Since March 2016, Ms. Briscoe has served as a consultant at Cordia Capital Management, LLC, a privately owned real estate investment management company, where from November 2013 to March 2016, she held the positions of Chief Operating Officer and Chief Investment Officer for real estate, overseeing approximately $100 million of commercial real estate investments per year throughout the Western United States. From November 2011 to November 2013, Ms. Briscoe was a real estate consultant with Institutional Real Estate, Inc. and Crosswater Realty Advisors. From 2009 to 2011, Ms. Briscoe was the Chief Investment Officer for the IDS Real Estate Group in Los Angeles, California, where she managed two joint ventures with CalSTRS. From 2008 to 2009, Ms. Briscoe was a real estate consultant with Crosswater Realty Advisors, where she worked with CalPERS analyzing its real estate fund managers. From 2007 to 2008, she was a Managing Director and the head of the Los Angeles office for Buchanan Street Partners, a real estate investment management company. From 1987 to 2007, Ms. Briscoe was a Shareholder at Lowe Enterprises, a real estate investment, asset management, and development company, where she managed the firm’s investment clients, advised on a value-add private REIT, managed a portfolio, and served on the Executive Committee and as a voting member of the Investment Committee. Ms. Briscoe received a B.A. from Dartmouth College and an M.B.A. from Harvard Business School. Ms. Briscoe is a council member of the Urban Land Institute, an advisory board member for Institutional Real Estate, Inc., an executive member of the National Association of Real Estate Investment Managers, and is active in a number of other real estate organizations.
We believe Ms. Briscoe's years of experience in real estate investing and investment management experience, as well as her background in the commercial real estate industry generally, support her appointment to our board of directors.
Updates to "Stock Ownership"
The table on page 108 of the prospectus is hereby updated as follows:
The following table shows, as of March 15, 2016, the amount of our common stock beneficially owned by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares, (2) members of our board of directors and proposed directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Common Stock Beneficially Owned(2)
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock	Percentage of Class
Griffin Capital Essential Asset Advisor II, LLC	100	*
Kevin A. Shields, Chairman of the Board of Directors and Chief Executive Officer	242,244(3)	*
Michael J. Escalante, Director and President	—	—
Joseph E. Miller, Chief Financial Officer and Treasurer	—	—
David C. Rupert, Executive Vice President	—	—
Mary P. Higgins, Vice President and General Counsel	—	—
Howard S. Hirsch, Vice President and Secretary	—	—
Don G. Pescara, Vice President — Acquisitions	—	—
Julie A. Treinen, Vice President — Asset Management	—	—
Gregory M. Cazel, Independent Director	—	—
Timothy J. Rohner, Independent Director	—	—
Samuel Tang, Independent Director	—	—
J. Grayson Sanders, Independent Director	—	—
Kathleen S. Briscoe, Independent Director	—	—
All directors and executive officers as a group	242,244(3)	*
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*	Less than 1% of our outstanding common stock as of March 15, 2016.

(1)	The address of each beneficial owner listed is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, California 90245.

(2)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following March 15, 2016. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Includes shares owned by Griffin Capital Essential Asset Advisor II, LLC and Griffin Capital Vertical Partners, L.P., for which Kevin A. Shields has beneficial ownership.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2015 contained in this supplement.
Overview
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the "Company"), was formed on November 20, 2013 under the Maryland General Corporation Law and intends to qualify as a real estate investment trust ("REIT"). We were organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and expect to use a substantial amount of the net proceeds from our initial public offering to invest in these properties. We are a newly formed company and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. We have no employees and are externally advised and managed by an affiliate, Griffin Capital Essential Asset Advisor II, LLC, our Advisor. Our year end is December 31.
Our registration statement was declared effective on July 31, 2014, pursuant to which we registered $2,200,000,000 in shares of Class A common stock and Class T common stock in our initial public offering (“Offering”), consisting of $2,000,000,000 in shares to be offered to the public in the primary public offering (“Primary Offering”) and $200,000,000 in shares for sale pursuant to our distribution reinvestment plan (“DRP”). On December 5, 2014, we ceased offering Class T common stock, having sold no shares of Class T common stock at such date. On October 30, 2015, we ceased offering Class A common stock in our Offering, having sold approximately $240.8 million in shares of Class A common stock, and reallocated the remaining shares, such that, effective November 2, 2015, we are offering up to approximately $1,800,000,000 in shares of Class T common stock in the Primary Offering. We are offering such Class T shares at a price of $10.00 per share in our Primary Offering and a price of $9.50 per share pursuant to our DRP. (See Note 5, Equity, of the notes to the audited financial statements as of December 31, 2015.)
As of December 31, 2015, we issued 24,202,509 and 3,823,139 shares of our Class A and Class T common stock, respectively, for gross proceeds of approximately $240.8 million and $38.2 million, respectively, excluding shares of our common stock issued pursuant to the DRP and stock distributions. As of December 31, 2015, 475,520 and 46,336 shares of Class A common stock had been issued pursuant to the DRP and stock distributions, respectively. As of December 31, 2015, 7,451 and 1,215 shares of Class T common stock had been issued pursuant to the DRP and stock distributions, respectively.
Acquisition Indebtedness
For a discussion of our acquisition indebtedness, see Note 3, Real Estate, and Note 4, Debt, to the consolidated financial statements.
Inflation
The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, in the event inflation does become a factor, we expect that our leases typically will not include provisions that would protect us from the impact of inflation. We will attempt to acquire properties with leases that require the tenants to pay, directly or indirectly, all operating expenses and certain capital expenditures, which will protect us from increases in certain expenses, including, but not limited to, material and labor costs. In addition, we will attempt to acquire properties with leases that include rental rate increases, which will act as a potential hedge against inflation.
Summary of Significant Accounting Policies
We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification. The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.
The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. This discussion of our critical accounting policies is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions, and judgments. For further discussion of our significant accounting policies, see Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included in this supplement.
Real Estate- Valuation and Purchase Price Allocation
When we acquire operating properties, we allocate the purchase price to the various components of the acquisition based upon the fair value of each component. The components typically include land, building and improvements, tenant improvements, intangible assets related to above and below market leases, intangible assets related to in-place leases, debt and other assumed assets and liabilities. Because of the timing or complexity of completing certain fair value adjustments, the initial purchase price allocation may be incomplete at the end of a reporting period, in which case we may record provisional purchase price allocation amounts based on information available at the acquisition date. Subsequent adjustments to provisional amounts are recognized during the measurement period, which cannot exceed one year from the date of acquisition.

We allocate the purchase price to the fair value of the tangible assets of a property by valuing the property as if it were vacant. This “as-if vacant” value is estimated using an income, or discounted cash flow, approach that relies upon Level 3 inputs, which are unobservable inputs based on our assumptions about the assumptions a market participant would use. These Level 3 inputs include discount rates, capitalization rates, market rents and comparable sales data for similar properties. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. In calculating the “as-if vacant” value for acquisitions completed during the year ended December 31, 2015, we used discount rates ranging from 5.8% to 9.3%.
In determining the fair value of intangible lease assets or liabilities, we also consider Level 3 inputs. Acquired above- and below-market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases, if applicable. The estimated fair value of acquired in-place at-market tenant leases are the costs that would have been incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property that would be incurred to lease the property to its occupancy level at the time of its acquisition. Acquisition costs associated with the business combination are expensed in the period they are incurred.
The difference between the fair value and the face value of debt assumed in connection with an acquisition is recorded as a premium or discount and amortized to “interest expense” over the life of the debt assumed. The valuation of assumed liabilities is based on our estimate of the current market rates for similar liabilities in effect at the acquisition date.
For acquisitions that do not meet the accounting criteria to be accounted for as a business combination, we allocate the cost of the acquisition, which includes any associated acquisition costs, to the individual assets (typically land and building) and liabilities assumed on a relative fair value basis.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.
Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2015, we did not record any impairment charges related to our real estate assets or intangible assets.
Revenue Recognition
Leases associated with the acquisition and contribution of certain real estate assets have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, we will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.
Tenant reimbursement revenue, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease (collectively "Recoverable Expenses"), is recognized as revenue when the additional rent is due. Recoverable Expenses to be reimbursed by a tenant are determined based on our estimate of the property's operating expenses for the year, pro rated based on leased square footage of the property, and are collected in equal installments as additional rent from the tenant, pursuant to the terms of the lease. At the end of the calendar year, we reconcile the amount of additional rent paid by the tenant during the year to the actual amount of Recoverable Expenses incurred by us for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances the lease may restrict the amount we can recover from the tenant such as a cap on certain or all property operating expenses.
Recently Issued Accounting Pronouncements
See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.
Results of Operations
Overview
On September 23, 2014, we satisfied our minimum offering requirement and commenced operations. As of December 31, 2015, our portfolio consisted of 15 properties (19 buildings) encompassing approximately 3.2 million square feet with an acquisition value of $479.2 million and annualized net rent of approximately $32.8 million (for the 12-month period subsequent to December 31, 2015).
There is no basis of comparison during the periods presented as we had no properties for the same period presented in 2014. Additionally, our results of operations for the periods presented are not indicative of those expected in future periods as we expect all the components of our operating results noted below to increase in future periods as we acquire additional real estate assets.
Operating Results for the Year Ended December 31, 2015
Rental Income
Rental income for the year ended December 31, 2015, which is based on the contractual lease payments pursuant to the lease agreement, was approximately $21.2 million consisting of base rental income ($17.9 million), adjustment to straight-line contractual rent ($1.5 million), and in-place lease amortization ($1.9 million).
Property Expense Recoveries
Property expense recoveries represent the reimbursement of certain property operating expenses by the tenant pursuant to the terms of the lease agreement. For the year ended December 31, 2015, property expense recoveries, collected from tenants, were approximately $3.9 million, consisting of recovery of property tax expenses of $2.4 million and recovery of operating expenses of $1.5 million.
Management Fees (Asset and Property)
Asset Management and Property Management fees are paid to certain affiliates based on asset value and gross collected rents, respectively. For the year ended December 31, 2015, aggregate management fees were approximately $3.0 million.
Property Operating Expense and Property Tax Expense
Property expenses for the year ended December 31, 2015 were approximately $4.0 million consisting of property operating expenses and property taxes. Property operating expenses include insurance, repairs and maintenance, security, janitorial, landscaping and other administrative expenses incurred to operate our properties.
Acquisition Fees and Expenses
Real estate acquisition fees and expenses to non-affiliates, consisting primarily of legal costs and title and escrow fees, for the year ended December 31, 2015 were approximately $3.1 million, as a result of acquisitions made during the current year. Real estate acquisition fees and expenses to affiliates for the year ended December 31, 2015 were approximately $10.9 million related to the acquisition fees and expense reimbursement earned by our Advisor for the acquisitions made during the current year. Approximately $0.5 million and $0.1 million of affiliated acquisition fees and acquisition expense reimbursements, and third-party acquisition expenses, respectively, were capitalized and allocated between land and building related to the acquisition of the Aetna property. The Aetna property was acquired in a sale-leaseback transaction and accounted for as an asset acquisition. The remaining acquisition fees and acquisition expense reimbursement were expensed in the period incurred, which is required pursuant to ASC 805-10, Business Combinations.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2015 were approximately $3.8 million, consisting primarily of Advisor overhead allocation ($1.8 million), corporate governance and organizational expenses ($1.1 million), professional and legal fees ($0.6 million), and other corporate expenses ($0.3 million).
Depreciation and Amortization Expense
Depreciation and amortization expense for the year ended December 31, 2015 was approximately $12.1 million. Depreciation expense consists of depreciation of buildings ($4.9 million). Amortization expense consists of the amortization of the property acquisition value allocated to tenant origination and absorption costs ($7.1 million).
Interest Expense
Interest expense for the year ended December 31, 2015 was approximately $4.9 million, consisting primarily of interest expense related to draws from the Revolving Credit Facility ($3.3 million), including the Revolving Credit Facility unused commitment fee ($0.4 million), the AIG Loan ($1.0 million), and deferred financing costs amortization ($0.5 million).
Funds from Operations and Modified Funds from Operations to Common Stockholders
Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.
In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisition fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.
Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements or other hedge instruments and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.
Additionally, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations, assessments regarding general market conditions, and the specific performance of properties owned, which can change over time. No less frequently than annually, we evaluate events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, we assess whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) expected from the use of the assets and the eventual disposition. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges through operational net revenues or cash flows prior to any liquidity event.
We adopted the IPA MFFO Guideline as management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

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Straight-line rent. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these contractual periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of straight-line rent to arrive at MFFO as a means of determining operating results of our portfolio.

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Amortization of in-place lease valuation. Acquired in-place leases are valued as above-market or below-market as of the date of acquisition based on the present value of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management's estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases. As amortization of in-place lease valuation is a non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of the amortization to arrive at MFFO as a means of determining operating results of our portfolio.

•
Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss), for property acquisitions accounted for as a business combination. These costs have been and will continue to be funded with cash proceeds from our Primary Offering or included as a component of the amount borrowed to acquire such real estate. If we acquire a property after all offering proceeds from our Primary Offering have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless our Advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to our Advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Acquisition-related costs may negatively affect our operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

•
Preferred units redemption premium. Preferred units were issued as a partial source of capital to acquire properties. As a term of the purchase agreement, we paid issuance costs to the investor that were capitalized as a component of equity on the consolidated balance sheets. In conjunction with the redemption, GAAP requires us to write off the issuance costs on a proportional basis of the redeemed preferred units to the total amount of preferred units issued. The write off of the issuance costs would be reflected on the statement of operations as a loss due to preferred unit redemptions. Management believes the loss, similar to the extinguishment of debt, is considered an isolated event not associated with our continuing operations, and therefore, deems it an exclusion from MFFO.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value. The use of MFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. MFFO is useful in assisting management and investors in assessing our on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. However, FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO. Therefore, FFO and MFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.
Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.
Our calculation of FFO and MFFO to common stockholders is presented in the following table for the year ended December 31, 2015:

Year Ended December 31, 2015
Net loss	$(16,505,653)
Adjustments:
Depreciation of building and improvements	4,915,542
Amortization of leasing costs and intangibles	7,145,093
FFO/(FFO deficit)	$(4,445,018)
Distributions to redeemable preferred unit holders	(397,803)
Distributions to noncontrolling interests	(11,000)
Preferred units redemption premium	(375,000)
FFO/(FFO deficit), adjusted for redeemable preferred and noncontrolling interest distributions and preferred units redemption premium	$(5,228,821)
Reconciliation of FFO to MFFO:
Adjusted FFO/(FFO deficit)	(5,228,821)
Adjustments:
Acquisition fees and expenses to non-affiliates	3,058,497
Acquisition fees and expenses to affiliates	10,876,098
Revenues in excess of cash received (straight-line rents)	(1,500,085)
Amortization of above/(below) market rent	(1,858,029)
Preferred units redemption premium	375,000
MFFO	$5,722,660
Liquidity and Capital Resources
Long-Term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our Advisor will evaluate potential property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.
Revolving Credit Facility
On December 12, 2014, we, through our operating partnership, entered into a revolving credit agreement (the “Revolving Credit Facility”) co-led by KeyBank, N.A. ("Keybank") as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, along with a syndicate of lenders. Pursuant to the Revolving Credit Facility, we were provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. The Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met. Availability under the Revolving Credit Facility is limited to the lesser of a (i) a specified leverage ratio applied to a portfolio real estate pool value computed as adjusted net operating income divided by specified capitalization rate; or (ii) debt service coverage ratio ("DSCR") calculation, all as set forth in the credit agreement related to the Revolving Credit Facility.
The Revolving Credit Facility has an interest rate based on the consolidated leverage ratio reported with the quarterly compliance certificate and is calculated based on the LIBO Rate plus the applicable LIBO Rate margin, as provided in the credit agreement related to the Revolving Credit Facility, or Base Rate plus the applicable base rate margin, as provided in the credit agreement related to the Revolving Credit Facility. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus 0.50%. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter.
The Revolving Credit Facility is initially secured by a pledge of 100% of the ownership interests in each special purpose entity which owns a pool property. Upon the occurrence of certain conditions set forth in the credit agreement, the security for the Revolving Credit Facility will be released, at our request, provided there is no event of default then existing, and the facility will then be deemed an unsecured revolver.
On August 11, 2015, we exercised our right under the credit agreement to increase the total commitments from $250.0 million to $410.0 million. In addition, we entered into a Joinder Agreement adding one additional lender. No other participants joined the syndicate and no other terms of the revolving credit agreement were changed.
As of December 31, 2015, there was approximately $138.6 million outstanding pursuant to the Revolving Credit Facility.
AIG Loan
On October 22, 2015, six special purpose entities that are wholly-owned by our operating partnership, entered into promissory notes with The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the "Lenders"), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of approximately $127.0 million (the "AIG Loan").
The AIG Loan has a term of 10 years, maturing on November 1, 2025. The AIG Loan bears interest at a rate of 4.15%. The AIG Loan requires monthly payments of interest only for the first five years and fixed monthly payments of principal and interest thereafter. The AIG Loan is secured by cross-collateralized and cross-defaulted first lien deeds of trust and second lien deeds of trust on the properties with the following tenants: Administrative Offices of Pennsylvania Courts; American Express Travel Related Services Company, Inc.; American Showa, Inc.; MGM Resorts International; Owens Corning Sales, LLC; and Wood Group Mustang, Inc. Commencing October 31, 2017, each of the individual promissory notes comprising the AIG Loan may be prepaid but only if such prepayment is made in full, subject to 30 days' prior notice to the holder and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment.

As of December 31, 2015, there was approximately $127.0 million outstanding pursuant to the AIG Loan.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of December 31, 2015:

	Payments Due During the Years Ending December 31,
	Total	2016	2017-2018	2019-2020	Thereafter
Outstanding debt obligations (1)	$265,527,720	$—	$—	$138,735,821	$126,791,899
Interest on outstanding debt obligations (2)	$66,582,222	9,087,183	17,562,617	14,752,974	25,179,448
Total	$332,109,942	$9,087,183	$17,562,617	$153,488,795	$151,971,347

(1)
Amount relates to principal payments for the outstanding balance on the Revolving Credit Facility and the AIG Loan at December 31, 2015. The AIG Loan requires monthly payments of interest only for the first five years and fixed monthly payments of principal and interest thereafter. The Revolving Credit Facility is due on December 12, 2019, assuming the one-year extension is exercised and the AIG Loan is due on November 1, 2025.

(2)
Projected interest payments are based on the outstanding principal amounts under the Revolving Credit Facility and the AIG Loan at December 31, 2015. Projected interest payments are based on the interest rate in effect at December 31, 2015.

Preferred Equity
On June 24, 2015, we and our operating partnership entered into a purchase agreement with a private fund affiliated with our sponsor (the "Preferred Equity Investor") pursuant to which the Preferred Equity Investor agreed to provide up to an aggregate of $150.0 million of preferred equity investment (the "Preferred Equity Investment") in exchange for up to 15.0 million preferred units of limited partnership interest in our operating partnership ("Preferred Units"); provided, however, that the amount of the Preferred Units outstanding at any time was not permitted to exceed $50.0 million in value and provided further, that no Preferred Units were permitted to be issued after December 24, 2015.
As of October 21, 2015, the operating partnership redeemed 7,326,000 Series A Cumulative Redeemable Preferred Units held by the Preferred Equity Investor, for an aggregate redemption price of approximately $73.3 million (the "Redemption"). After the Redemption, there were no Preferred Units outstanding, and the Preferred Investor no longer had any rights with respect to the Preferred Units. The preferred equity investment was terminated on October 22, 2015.
Other Potential Future Sources of Capital
Potential future sources of capital include proceeds from our public offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of our public offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.
Short-Term Liquidity and Capital Resources
We expect to meet our short-term operating liquidity requirements from advances from our Advisor and its affiliates, proceeds received in the Offering, and operating cash flows generated from our properties and other properties we acquire in the future. Any advances from our Advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.
Our cash and cash equivalent balances increased by approximately $11.4 million during the year ended December 31, 2015 and were used in or provided by the following:
Operating Activities. Cash flows provided by operating activities are primarily dependent on the occupancy level, the rental rates of our leases, the collectability of rent and recovery of operating expenses from our tenants, and the timing of acquisitions. Net cash used in operating activities for the year ended December

31, 2015 increased to $4.4 million, compared to cash provided by operating activities of approximately $0.1 million for the period February 11, 2014 (Date of Initial Capitalization) through December 31, 2014. Net cash used in operating activities before changes in operating assets and liabilities for the year ended December 31, 2015 increased by $6.8 million to $7.3 million, compared to approximately $0.5 million for the period February 11, 2014 (Date of Initial Capitalization) through December 31, 2014. The increase is primarily related to the acquisition activity due to the addition of 15 properties from January 1, 2015 through December 31, 2015.
Investing Activities. During the year ended December 31, 2015, we used $486.1 million in cash for investing activities for the acquisition of 15 properties in the current period.
Financing Activities. During the year ended December 31, 2015, we received approximately $500.5 million in cash from financing activities primarily as a result of the following:

•	$286.1 million in cash provided by borrowings from the Revolving Credit Facility;

•	$127.0 million in cash provided by borrowings from the AIG Loan;

•	$240.6 million in cash provided by the issuance of common stock, net of discounts and offering costs; less

•	$147.5 million in cash used for partial principal payoff of the Revolving Credit Facility; and

•	$3.0 million in cash used for distribution payments made to common stockholders, noncontrolling interests and Preferred Equity Investor.
Distributions and Our Distribution Policy
Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.
On September 16, 2015, our board of directors declared a stock distribution in the amount of 0.000013699 shares of stock per day on the outstanding shares of common stock payable to stockholders of record at the close of business each day of the period commencing on October 1, 2015 through December 31, 2015. We issued 47,551 shares in connection with stock distributions through December 31, 2015.

On September 16, 2015, our board of directors declared a cash distribution in the amount of $0.00150684932 per day per Class A share or Class T share for stockholders of record at the close of business each day for the period commencing on October 1, 2015 through December 31, 2015.
Distributions may be funded with operating cash flow, offering proceeds raised in our public offering, or a combination thereof. For the year ended December 31, 2015, we funded 29% of our cash distributions from cash flow provided by operating activities and 71% from offering proceeds. For the period from commencing operations on September 23, 2014, through year ended December 31, 2014, our distributions were funded from offering proceeds as opposed to operating cash flows, since we had not yet acquired properties as of December 31, 2014. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions declared, distributions paid, and cash flow (used in) or provided by operating activities during the year ended December 31, 2015, excluding stock distributions:

				Distributions Paid (3)
Period	Distributions Declared (1)		Distributions Declared Per Share (1) (2)	Cash (4)	Reinvested	Total	Cash Flow (Used in) Provided by Operating Activities
First Quarter 2015	$410,830		$0.13	$90,589	$240,589	$331,178	$(549,800)
Second Quarter 2015	$1,504,067		$0.14	$434,585	$912,058	$1,346,643	$(1,955,823)
Third Quarter 2015	$2,757,105	(5)	$0.14	$861,262	$1,444,154	$2,305,416	$6,734,141
Fourth Quarter 2015	$3,447,195	(5)	$0.14	$1,654,233	$1,940,761	$3,594,994	$(7,164,226)
(1) Distributions for the period from January 1, 2015 through December 31, 2015 were based on daily record dates and were calculated at a rate of $0.00150684932 per day per share. On September 16, 2015, our board of directors declared a stock distribution in the amount of 0.000013699 shares of stock per day on the outstanding shares of common stock payable to stockholders of record at the close of business each day of the period commencing on October 1, 2015 through December 31, 2015. The table above does not include stock distributions as the amounts have no cash impact.
(2) Assumes shares were issued and outstanding each day during the period presented.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
(4) Includes distributions paid to noncontrolling interests and preferred unit holders.
(5) Includes distributions declared for preferred unit holders.
Off-Balance Sheet Arrangements
As of December 31, 2015, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.
Subsequent Events
See Note 11, Subsequent Events, to the consolidated financial statements.

Financial Statements
The financial statements listed below are contained in this supplement:

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F - 1
Consolidated Balance Sheets as of December 31, 2015 and 2014	F - 2
Consolidated Statements of Operations for the Year Ended December 31, 2015 and for the period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014	F - 3
Consolidated Statements of Equity for the Year Ended December 31, 2015 and for the period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014	F - 4
Consolidated Statements of Cash Flows for the Year Ended December 31, 2015 and for the period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014	F - 5
Notes to Consolidated Financial Statements	F - 6
Financial Statement Schedule
Schedule III- Real Estate Assets and Accumulated Depreciation and Amortization	S - 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Griffin Capital Essential Asset REIT II, Inc.:
We have audited the accompanying consolidated balance sheets of Griffin Capital Essential Asset REIT II, Inc. (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2015 and for the period from February 11, 2014 (date of initial capitalization) through December 31, 2014. Our audits included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Griffin Capital Essential Asset REIT II, Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2015 and for the period from February 11, 2014 (date of initial capitalization) through December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ Ernst & Young LLP
Los Angeles, California
March 10, 2016

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS
Cash and cash equivalents	$17,609,981	$6,171,317
Real estate:
Land	53,229,574	—
Building	353,083,087	—
Tenant origination and absorption cost	110,652,188	—
Total real estate	516,964,849	—
Less: accumulated depreciation and amortization	(12,060,635)	—
Total real estate, net	504,904,214	—
Real estate acquisition deposits	8,950,000	2,000,000
Deferred financing costs, net	3,573,746	1,902,082
Other assets, net	5,255,778	514,868
Total assets	$540,293,719	$10,588,267
LIABILITIES AND EQUITY
Debt:
Revolving Credit Facility	$138,557,720	$—
AIG Loan	126,970,000	—
Total debt	265,527,720	—
Accounts payable and other liabilities	7,116,194	175,985
Distributions payable	556,246	15,279
Due to affiliates	2,323,696	866,176
Below market leases, net	35,262,532	—
Total liabilities	310,786,388	1,057,440
Commitments and contingencies (Note 8)
Common stock subject to redemption	4,566,044	50,666
Stockholders' equity:
Preferred Stock, $0.001 par value, 200,000,000 shares authorized; no shares outstanding, as of December 31, 2015 and 2014	—	—
Common Stock, $0.001 par value, 700,000,000 shares authorized; 24,724,366 and 1,133,773 Class A shares outstanding, as of December 31, 2015 and December 31, 2014, respectively, and 3,831,804 Class T shares outstanding as of December 31, 2015	28,556	11,335
Additional paid-in capital	250,757,479	9,838,210
Distributions	(8,257,717)	(71,809)
Accumulated deficit	(17,684,220)	(436,616)
Total stockholders' equity	224,844,098	9,341,120
Noncontrolling interests	97,189	139,041
Total equity	224,941,287	9,480,161
Total liabilities and equity	$540,293,719	$10,588,267

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2015	For the Period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014
Revenue:
Rental income	$21,215,843	$—
Property expense recovery	3,933,180	—
Total revenue	25,149,023	—
Expenses:
Asset management fees to affiliates	2,623,770	—
Property management fees to affiliates	333,016	—
Property operating	1,316,891	—
Property tax	2,713,373	—
Acquisition fees and expenses to non-affiliates	3,058,497	—
Acquisition fees and expenses to affiliates	10,876,098	—
General and administrative	3,821,609	438,806
Depreciation and amortization	12,060,635	—
Total expenses	36,803,889	438,806
Loss from operations	(11,654,866)	(438,806)
Other expense:
Interest income	261	—
Interest expense	(4,851,048)	(55,786)
Net loss	(16,505,653)	(494,592)
Distributions to redeemable preferred unit holders	(397,803)	—
Preferred units redemption premium	(375,000)	—
Less: Net loss attributable to noncontrolling interests	30,852	57,976
Net loss attributable to common stockholders	$(17,247,604)	$(436,616)
Net loss per share, basic and diluted	$(1.22)	$(2.90)
Weighted average number of common shares	14,129,326	150,623

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
BALANCE February 11, 2014 (Date of Initial Capitalization)	100	$1	$999	$—	$—	$1,000	$200,000	$201,000
Gross proceeds from issuance of common stock	1,128,340	11,283	11,272,116	—	—	11,283,399	—	11,283,399
Discount on issuance of common stock	—	—	(279,960)	—	—	(279,960)	—	(279,960)
Offering costs including dealer manager fees to affiliates	—	—	(1,154,894)	—	—	(1,154,894)	—	(1,154,894)
Distributions to common stockholders	—	—	—	(21,143)	—	(21,143)	—	(21,143)
Issuance of shares for distribution reinvestment plan	5,333	51	50,615	(50,666)	—	—	—	—
Additions to common stock subject to redemption	—	—	(50,666)	—	—	(50,666)	—	(50,666)
Distributions for noncontrolling interest	—	—	—	—	—	—	(2,983)	(2,983)
Net loss	—	—	—	—	(436,616)	(436,616)	(57,976)	(494,592)
BALANCE December 31, 2014	1,133,773	$11,335	$9,838,210	$(71,809)	$(436,616)	$9,341,120	$139,041	$9,480,161
Gross proceeds from issuance of common stock	26,897,208	167,766	268,804,318	—	—	268,972,084	—	268,972,084
Adjustment to par value - common stock (see Note 5)	—	(152,530)	152,530	—	—	—	—	—
Discount on issuance of common stock	—	—	(997,020)	—	—	(997,020)	—	(997,020)
Offering costs including dealer manager fees to affiliates	—	—	(27,514,088)	—	—	(27,514,088)	—	(27,514,088)
Distributions to common stockholders	—	—	—	(3,172,832)	—	(3,172,832)	—	(3,172,832)
Issuance of shares for distribution reinvestment plan	477,638	1,509	4,536,053	(4,537,562)	—	—	—	—
Additions to common stock subject to redemption	—	—	(4,537,562)	—	—	(4,537,562)	—	(4,537,562)
Issuance of stock dividends	47,551	476	475,038	(475,514)	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	—	—	(11,000)	(11,000)
Preferred units offering cost	—	—	(375,000)	—	—	(375,000)	—	(375,000)
Write-off of offering cost on redemption of preferred units	—	—	375,000	—	—	375,000	—	375,000
Net loss	—	—	—	—	(17,247,604)	(17,247,604)	(30,852)	(17,278,456)
BALANCE December 31, 2015	28,556,170	$28,556	$250,757,479	$(8,257,717)	$(17,684,220)	$224,844,098	$97,189	$224,941,287

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2015	For the Period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014
Net loss	$(16,505,653)	$(494,592)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation of building	4,915,541	—
Amortization of intangibles	7,145,094	—
Amortization of below market lease	(1,858,029)	—
Amortization of deferred financing costs	514,024	21,064
Deferred rent	(1,500,086)	—
Change in operating assets and liabilities:
Other assets, net	(2,064,302)	(514,868)
Accounts payable and other liabilities	6,271,274	175,985
Due to affiliates, net	146,429	866,176
Net cash (used in) provided by operating activities	(2,935,708)	53,765
Investing Activities:
Acquisition of properties, net	(479,197,536)	—
Real estate acquisition deposits	(6,950,000)	(2,000,000)
Net cash used in investing activities	(486,147,536)	(2,000,000)
Financing Activities:
Proceeds from borrowings - Credit Facility	286,050,000	—
Proceeds from borrowings - AIG Loan	126,970,000	—
Principal payoff of indebtedness - Credit Facility	(147,492,280)	—
Deferred financing costs	(2,185,692)	(1,923,146)
Issuance of common stock, net of offering costs	240,595,548	9,848,545
Issuance of preferred equity subject to redemption	73,260,000	—
Redemption of preferred units	(73,260,000)	—
Distributions paid to common stockholders	(2,631,865)	(6,798)
Distributions paid to noncontrolling interests	(11,000)	(2,049)
Distributions paid to preferred units subject to redemption	(397,803)	—
Preferred offering cost	(375,000)	—
Net cash provided by financing activities	500,521,908	7,916,552

Net increase in cash and cash equivalents	11,438,664	5,970,317
Cash and cash equivalents at the beginning of the period	6,171,317	201,000
Cash and cash equivalents at the end of the period	$17,609,981	$6,171,317

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$2,616,311	$—

Supplemental Disclosures of Non-Cash Transactions:
Increase in distributions payable to common stockholders	$540,967	$14,345
Increase in distributions payable to noncontrolling interest	$—	$934
Common stock issued pursuant to the distribution reinvestment plan	$4,515,378	$50,666

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

1.    Organization
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the “Company”), was formed on November 20, 2013 under the Maryland General Corporation Law and intends to qualify as a real estate investment trust (“REIT”) for the year ended December 31, 2015 and for each year thereafter. The Company was organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and expects to use a substantial amount of the net proceeds from its initial public offering to invest in these properties. The Company’s year end is December 31.
Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company. The Sponsor began operations in 1995, and was incorporated in 1996, to principally engage in acquiring and developing office and industrial properties. Kevin A. Shields, the Company's Chief Executive Officer and Chairman of the Company's board of directors, controls the Sponsor as the trustee of the trust entity that is the sole shareholder of the Sponsor.
Griffin Capital Essential Asset Advisor II, LLC, a Delaware limited liability company (the “Advisor”) was formed on November 19, 2013. Griffin Capital Asset Management Company ("GAMCO") is the sole member of the Advisor and is indirectly owned by the Sponsor. The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the advisory agreement dated July 31, 2014, as amended. The officers of the Advisor are also officers of the Sponsor.
The Company’s Articles of Incorporation initially authorized 30,000 shares of common stock. On February 11, 2014, the Advisor purchased 100 shares of common stock for $1,000 and became the initial stockholder. Upon the SEC declaring the offering effective on July 31, 2014, the Company’s Articles of Amendment and Restatement were filed with the State of Maryland and authorized 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001.
The Company's registration statement was declared effective on July 31, 2014, pursuant to which the Company registered $2,200,000,000 in shares of Class A common stock and Class T common stock in the initial public offering (“Offering”), consisting of $2,000,000,000 in shares to be offered to the public in the primary public offering (“Primary Offering”) and $200,000,000 in shares for sale pursuant to the distribution reinvestment plan (“DRP”). On December 5, 2014, the Company ceased offering Class T common stock, having sold no shares of Class T common stock at such date. On October 30, 2015, the Company ceased offering Class A common stock in the Offering, having sold approximately $240.8 million in shares of Class A common stock, and reallocated the remaining shares, such that, effective November 2, 2015, the Company is offering up to approximately $1,800,000,000 in shares of Class T common stock in the Primary Offering. The Company is offering such Class T shares at a price of $10.00 per share in the Primary Offering and a price of $9.50 per share pursuant to the DRP. (See Note 5, Equity, of the notes to the audited financial statements as of December 31, 2015.)
On September 23, 2014, the Company reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by a private investment program wholly-owned by affiliates of the Sponsor, and the Company commenced operations. Griffin Capital Securities, LLC (formerly known as Griffin Capital Securities, Inc.) (the “Dealer Manager”) is a wholly-owned subsidiary of Griffin Capital, LLC ("GC"), of which the Sponsor is the sole member. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Offering.
As of December 31, 2015, the Company issued 24,202,509 and 3,823,139 shares of Class A and Class T common stock, respectively, for gross proceeds of approximately $240.8 million and $38.2 million, respectively, excluding shares of common stock issued pursuant to the DRP and stock distributions. As of December 31, 2015, 475,520 and 46,336 shares of Class A common stock had been issued pursuant to the DRP and stock distributions, respectively. As of December 31, 2015, 7,451 and 1,215 shares of Class T common stock had been issued pursuant to the DRP and stock distributions, respectively.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

The Company’s property manager is Griffin Capital Essential Asset Property Management II, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on November 19, 2013 to manage the Company’s properties, or provide oversight of other property managers engaged by the Company or an affiliate of the Company. The Property Manager will derive substantially all of its income from the property management services it will perform for the Company.
Griffin Capital Essential Asset Operating Partnership II, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on November 21, 2013. On February 11, 2014, the Advisor purchased a 99% limited partnership interest and special limited partnership interest in the Operating Partnership for $200,000 and on February 11, 2014, the Company contributed the initial $1,000 capital contribution it received to the Operating Partnership in exchange for a 1% general partner interest. The special limited partnership interest in the Operating Partnership entitles the Advisor to certain subordinated distributions as defined in the operating partnership agreement and discussed below in Note 7, Related Party Transactions.
The Operating Partnership will own, directly or indirectly, all of the properties acquired by the Company. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, Griffin Capital Essential Asset TRS II, Inc., a Delaware corporation (the “TRS”) formed on November 22, 2013, which is a wholly-owned subsidiary of the Operating Partnership. The TRS had no activity as of December 31, 2015.
2.    Basis of Presentation and Summary of Significant Accounting Policies
The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts of the Company, the Operating Partnership and the TRS, if applicable. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no cash equivalents, nor were there restrictions on the use of the Company’s cash balance as of December 31, 2015 and 2014.
The Company maintains its cash accounts with major financial institutions. The cash balances consist of business checking accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. The Company has not experienced any losses with respect to cash balances in excess of government provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances at December 31, 2015.
Real Estate Assets
Real Estate Purchase Price Allocation
The Company applies the provisions in ASC 805-10, Business Combinations, to account for the acquisition of real estate, or real estate related assets, in which a lease, or other contract, is in place representing an active revenue stream, as a business combination. In accordance with the provisions of ASC 805-10, the Company

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred.
Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The in-place lease valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, any renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases, including below market renewal options.
The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and will be included with real estate assets on the consolidated balance sheets. The intangible lease assets will be amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and will be amortized to expense over the remaining term of the respective leases.
The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables.
Depreciation
The purchase price of real estate to be acquired and the costs related to the development, construction, and property improvements are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Buildings	40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant Origination and Absorption Cost	Remaining contractual lease term
In-place Lease Valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases
Depreciation expense for buildings and improvements for the year ended December 31, 2015 was $4.9 million. Amortization expense for intangibles, including but not limited to, tenant origination and absorption costs for the year ended December 31, 2015, was $7.1 million. (See Note 3, Real Estate, for amortization related to in-place lease valuations.)
Impairment of Real Estate and Related Intangible Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.
Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2015, the Company did not record any impairment charges related to its real estate assets or intangible assets.
Real Estate Acquisition Deposits
Real estate acquisition deposits include funds held in escrow that will be applied towards the purchase of real estate. On November 4, 2015, the Company, through four wholly-owned subsidiaries of the Company's operating partnership (the "SPEs"), entered into a series of assignment and assumption agreements with the Company's sponsor related to the potential acquisitions of the following four properties: (1) a four-story, Class "A" office building located in Durham, North Carolina and leased in its entirety to Toshiba Tec Corporation (the "Toshiba Tec property") for an initial purchase price of approximately $35.9 million, plus closing costs and acquisition fees; (2) a to-be-built, single-story, Class "A" industrial facility located in North Charleston, South Carolina and leased in its entirety to WABCO North America, LLC (the "WABCO property") for a purchase price of approximately $13.8 million, plus closing costs and acquisition fees; (3) a to-be-built, single-story, Class "A" distribution warehouse located in DeKalb, Illinois and leased in its entirety to 3M Company (the "3M property") for a purchase price of approximately $66.4 million, plus closing costs and acquisition fees; and (4) a to-be-built, single-story, Class "A" fulfillment center located in Etna, Ohio and which will be leased in its entirety to Amazon.com.dedc, LLC (the "Amazon property") for a purchase price of approximately $88.9 million, plus closing costs and acquisition fees. As required by the purchase agreements of Toshiba Tec Corporation, WABCO North America, LLC, 3M Company and Amazon.com.dedc, LLC the Company placed into escrow $1.9 million, $0.1 million, $2.5 million, $4.5 million, respectively, earnest money deposit to be applied towards the purchase of all four properties. In certain circumstances, if the Company fails to complete the acquisitions of the properties, the $9.0 million earnest money deposit may be forfeited. On January 21, 2016, the Company acquired the Toshiba TEC property for approximately $35.8 million. (See Note 11, Subsequent Events). The remaining properties are expected to close during the third or fourth quarter of 2016.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Deferred Financing Costs
Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized to, and included as a component of, interest expense over the terms of the respective financing agreements. As of December 31, 2015, the Company’s deferred financing costs, net of accumulated amortization, were $3.6 million which represents financing costs incurred for the Revolving Credit Facility and the AIG Loan (as defined herein), discussed in Note 4, Debt.
Revenue Recognition
Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate) have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.
The Company recognized deferred rent from tenants of approximately $1.5 million for the year ended December 31, 2015. As of December 31, 2015, the cumulative deferred rent balance was $1.5 million and is included in other assets on the consolidated balance sheet.
Tenant reimbursement revenue, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease (collectively "Recoverable Expenses"), is recognized as revenue when the additional rent is due. Recoverable Expenses to be reimbursed by a tenant are determined based on the Company's estimate of the property's operating expenses for the year, pro rated based on leased square footage of the property, and are collected in equal installments as additional rent from the tenant, pursuant to the terms of the lease. At the end of the calendar year, the Company reconciles the amount of additional rent paid by the tenant during the year to the actual amount of Recoverable Expenses incurred by the Company for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances the lease may restrict the amount the Company can recover from the tenant such as a cap on certain or all property operating expenses. As of December 31, 2015, the Company estimated that approximately $0.3 million, net, was over collected from tenants throughout the year, and as a result, the Company recorded a liability to accounts payable and other liabilities on the accompanying balance sheet.
Organizational and Offering Costs
Organizational and offering costs of the Offering were paid by either the Company or the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Offering (effective November 2, 2015, only to the extent such costs exceed 1.0% of gross offering proceeds from the Company's public offering). Organizational and offering costs consist of all expenses (other than sales commissions, dealer manager fees and stockholder servicing fees) to be paid by the Company in connection with the Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to: (i) amounts to reimburse the Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii)  costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.
Pursuant to the Advisory Agreement, in no event will the Company be obligated to reimburse the Advisor for organizational and offering costs (effective November 2, 2015, only to the extent such costs exceed 1.0% of gross offering proceeds from the Company's public offering) incurred in connection with the Offering totaling in excess of (i) 3.5% (excluding sales commissions, dealer manager fees and stockholder servicing fees) of the gross proceeds raised in the Offering (excluding gross proceeds from the distribution reinvestment plan), and (ii) 15% (including sales commissions, dealer manager fees, stockholder servicing fees and non-accountable due diligence

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

expense allowance but excluding acquisition fees and expenses) of the gross proceeds raised in the Offering (excluding gross proceeds from the distribution reinvestment plan). If the organization and offering costs exceeded such limits discussed above, within 60 days after the end of the month in which the Offering terminated or was completed, the Advisor would have been obligated to reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings. As of December 31, 2015 and 2014, organizational and offering costs were 1.4% and 13.9% of gross offering proceeds, respectively, excluding sales commissions, dealer manager fees and stockholder servicing fees, and 10.5% and 21.6% of gross offering proceeds, respectively, including sales commissions, dealer manager fees and stockholder servicing fees. As of December 31, 2015, organizational and offering costs did not exceed the limitations. (See Note 7, Related Party Transactions).
Organizational and offering costs incurred as of December 31, 2015 and 2014, including those incurred by the Company and due to the Advisor, for the Offering are as follows:

	December 31, 2015	December 31, 2014
Cumulative offering costs	$28,668,982	$2,063,907
Cumulative organizational costs	$517,841	$311,864
Organizational and offering costs advanced by the Advisor, excluding Contingent Advisor Payment Holdback	$3,534,806	$1,527,392
Less payments	(3,073,206)	—
Adjustment to organizational and offering costs pursuant to limitations to which the Advisor is subject	—	(1,142,237)
Net of payments of organizational and offering costs advanced by the Advisor, excluding Contingent Advisor Payment Holdback	$461,600	$385,155
Contingent Advisor Payment Holdback(1):
Organizational and offering costs advanced by the Advisor	382,314	—
Dealer Manager fees advanced by the Advisor	764,628	—
Net organizational and offering costs advanced by the Advisor	$1,608,542	$385,155
(1) See Note 7, Related Party Transactions, for discussion on Contingent Advisor Payment Holdback.
Stockholder Servicing Fee
The Company will pay the dealer manager a stockholder servicing fee with respect to the Class T shares sold as additional compensation to the dealer manager and participating broker-dealers for providing ongoing stockholder services.The stockholder servicing fee will accrue daily equal to 1/365th of 1% of the purchase price per share of the Class T shares sold and will be paid quarterly. The Company will cease paying the stockholder servicing fee with respect to the Class T shares sold in this offering upon the occurrence of certain defined events. The dealer manager will generally re-allow 100% of the stockholder servicing fee to participating broker-dealers; provided, however, that with respect to any individual investment, the dealer manager will not re-allow the related stockholder servicing fee to any participating broker-dealer if such participating broker-dealer ceases to hold the account related to such investment. In addition, the dealer manager will not re-allow the stockholder servicing fee to any participating broker-dealer if such participating broker-dealer does not have a current executed selling agreement with the dealer manager. In any instance in which the dealer manager does not re-allow the stockholder servicing fee to a participating broker-dealer, the dealer manager will return such fee to the Company. As the payment of stockholder servicing fee is contingent upon the continued servicing of the stockholder's account by the participating broker-dealer, the fee is expensed as incurred.
Noncontrolling Interests
Due to the Company’s control through the general partnership interest in the Operating Partnership and the limited rights of the limited partner, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partner interest is reflected as noncontrolling interests in the accompanying consolidated balance sheets.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated balance sheets, but separate from the parent shareholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control will be accounted for as equity transactions. Further, the Company will recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) attributable to noncontrolling interests will be shown as a reduction to net income (loss) in calculating net income (loss) attributable to common stockholders. Any future purchase or sale of interest in an entity that results in a change of control may have a material impact on the Company’s financial statements as the Company’s interest in the entity will be recognized at fair value with gains and losses included in net income (loss).
Fair Value Measurements
The fair value of financial and nonfinancial assets and liabilities is based on a fair value hierarchy established by the FASB that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•
Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Financial instruments as of December 31, 2015 consisted of cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, mortgage payable and other borrowings. The amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of December 31, 2015. The fair value of the mortgage loan is estimated by discounting the loan’s principal balance over the remaining term of the mortgage using current borrowing rates available to the Company for debt instruments with similar terms and maturities. The Company determined that the mortgage loan valuation in its entirety is classified in Level 2 of the fair value hierarchy, as the fair value is based on current pricing for debt with similar terms as the in-place debt, and there were no transfers into and out of fair value measurement levels during the year ended December 31, 2015.
Income Taxes
The Company intends to make an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and expects to be taxed as such for the taxable year ending December 31, 2015, assuming the Company satisfies the REIT qualification requirements for such year. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders.  If the Company fails to qualify as a REIT in any taxable year, after the Company initially qualifies to be taxed as a REIT, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions.  Such an event could materially adversely affect net income and net cash available for distribution to stockholders.  However, the Company believes that it is organized and will operate in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner that it will remain qualified as a REIT for federal income tax purposes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

The Company could engage in certain business activities that could have an adverse effect on its REIT qualification. The Company has elected to isolate these business activities in the books and records of the TRS. In general, the TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate related business. The TRS will be subject to corporate federal and state income tax. As of December 31, 2015, the TRS has not commenced operations.
Per Share Data
The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of December 31, 2015 and 2014, there were no common stock equivalents that would have a dilutive effect on earnings (loss) per share for common stockholders.
Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended December 31, 2015. Cash distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00150684932 per day per share on the outstanding shares of common stock.
Segment Information
ASC Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.
Unaudited Data
Any references to the number of buildings, square footage, number of leases, occupancy, and any amounts derived from these values in the notes to the consolidated financial statements are unaudited and outside the scope of the Company's independent registered public accounting firm's audit of its consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective beginning in the first quarter of 2019. Early adoption of ASU 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on the consolidated financial statements.
In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement Period Adjustments (“ASU 2015-16”). In a business combination, ASU 2015-16 requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The acquirer is required to disclose, by financial statement line item, the nature and amount for the adjustments and the current period income statement impact related to prior periods. The amendments in this ASU are effective for fiscal years beginning December 15, 2016 and interim periods beginning after December 15, 2017. Early adoption is permitted. The Company has elected to adopt ASU No. 2015-16 early, beginning with the quarter ended September 30, 2015.
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) to amend the accounting guidance for the presentation of debt issuance costs. The standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for public business entities for fiscal years beginning after December 15, 2015 and retrospective application is required. Early adoption of the guidance is permitted. The Company does not expect the adoption of ASU No. 2015-03 to have a significant impact on its financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation: Amendments to the Consolidation Analysis ("ASU No. 2015-02"), which amended the existing accounting standards for consolidation under both the variable interest model and the voting model. Under ASU No. 2015-02, companies will need to re-evaluate whether an entity meets the criteria to be considered a VIE, whether companies still meet the definition of primary beneficiaries, and whether an entity needs to be consolidated under the voting model. ASU No. 2015-02 may be applied using a modified retrospective approach or retrospectively, and is effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2015-02 to have a significant impact on its financial statements.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). The amendments in ASU No. 2014-15 require management to evaluate, for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or are available to be issued when applicable) and, if so, provide related disclosures. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not expect the adoption of ASU No. 2014-15 to have a significant impact on its financial statements.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 replaces substantially all industry-specific revenue recognition requirements and converges areas under this topic with International Financial Reporting Standards.  ASU No. 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards.  ASU No. 2014-09 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers.  Other major provisions in ASU No. 2014-09 include capitalizing and amortizing certain contract costs, ensuring the time value of money is considered in the applicable transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.  ASU No. 2014-09 was originally effective for reporting periods beginning after December 31, 2016 (for public entities). On April 1, 2015, the FASB voted to defer the effective date of ASU No. 2014-09 by one year, to annual reporting periods beginning after December 15, 2017. On July 9, 2015, the FASB affirmed its proposal to defer the effective date to annual reporting periods beginning after December 15, 2017, although entities may elect to adopt the standard as of the original effective date. The Company is currently evaluating the potential impact of the pending adoption of this new guidance on its consolidated financial statements.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

3.    Real Estate
As of December 31, 2015, the Company's real estate portfolio consisted of 15 properties (19 buildings) in 11 states consisting of office, industrial, distribution, and data center facilities with a combined acquisition value of $479.2 million, including the allocation of the purchase price to above and below-market lease valuation, encompassing approximately 3.2 million square feet. All 15 properties (19 buildings) in the Company's real estate portfolio were acquired during year ended December 31, 2015, as shown below:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Property	Location	Tenant/Major Lessee	Acquisition Date	Purchase Price	Square Feet	Acquisition Fees and Reimbursable Expenses Paid to the Advisor (2)	Revolving Credit Facility (3)	Preferred Equity	Year of Expiration (for Major Lessee)
Owens Corning	Concord, NC	Owens Corning Sales, LLC	3/9/2015	$5,500,000	61,200	$246,676	$—	$—	2024
Westgate II	Houston, TX	Wood Group Mustang, Inc.	4/1/2015	57,000,000	186,300	1,479,601	30,000,000	—	2024
Administrative Office of Pennsylvania Courts	Mechanicsburg, PA	Administrative Office of Pennsylvania Courts	4/22/2015	10,115,000	56,600	346,216	6,100,000	—	2024
American Express Center (1)(5)	Phoenix, AZ	American Express Travel Related Services Company, Inc.	5/11/2015	91,500,000	513,400	1,986,135	45,700,000	—	2023
MGM Corporate Center (1)(6)	Las Vegas, NV	MGM Resorts International	5/27/2015	30,300,000	168,300	723,939	25,000,000	—	2024
American Showa	Columbus, OH	American Showa, Inc.	5/28/2015	17,200,000	304,600	405,200	10,300,000	—	2025
Huntington Ingalls (1)(7)	Hampton, VA	Huntington Ingalls Incorporated	6/26/2015	34,300,000	515,500	796,459	20,500,000	—	2027
Wyndham	Parsippany, NJ	Wyndham Worldwide Operations	6/26/2015	81,400,000	203,500	1,697,198	48,800,000	32,560,000	2029
Exel	Groveport, OH	Exel, Inc.	6/30/2015	15,946,200	312,000	461,663	9,500,000	—	2022
Morpho Detection	Andover, MA	Morpho Detection LLC	7/1/2015	11,500,000	64,200	342,426	6,900,000	2,600,000	2027
FedEx Freight	West Jefferson, OH	FedEx Freight, Inc.	7/22/2015	28,000,000	160,400	651,197	16,800,000	10,800,000	2024
Aetna	Tuscon, AZ	Aetna Life Insurance Co.	7/29/2015	21,700,000	100,300	561,974	21,600,000	—	2025
Bank of America I	Simi Valley, CA	Bank of America, N.A.	8/14/2015	28,400,000	206,900	611,592	17,040,000	11,161,000	2020
Bank of America II	Simi Valley, CA	Bank of America, N.A.	8/14/2015	28,600,000	273,200	615,899	17,160,000	11,239,000	2020
Atlas Copco	Auburn Hills, MI	Atlas Copco Assembly Systems LLC	10/1/2015	17,750,000	120,000	511,897	10,650,000	4,900,000	2025
				$479,211,200	3,246,400	$11,438,072	$286,050,000	$73,260,000

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

(1)	Multi-building property acquisitions are considered one property for portfolio purposes.

(2)
The Advisor is entitled to receive acquisition fees equal to 2.0% of acquisition value and acquisition expense reimbursement for actual acquisition expenses incurred, estimated to be approximately 1% of acquisition value. Expense reimbursement paid to the Advisor is included in acquisition fees and expenses to affiliates on the consolidated statements of operations or are capitalized as part of the acquisition if the property does not meet the definition of a "business." See Note 2, Basis of Presentation and Summary Accounting Policies. As of December 31, 2015, the Company capitalized $0.6 million of affiliate acquisition expenses related to a sale-lease back transaction of the Aetna property. (See Note 7, Related Party Transactions, for an update regarding certain changes to acquisition fees as of November 2, 2015.)

(3)
Represents draws from the Revolving Credit Facility which is discussed in Note 4, Debt, in conjunction with the acquisition. The remaining purchase price was funded with net proceeds raised in the Offering with the exception of the Wyndham, Morpho Detection, FedEx Freight, Bank of America I & II properties, and Atlas Copco for which the remaining proceeds were funded from the preferred equity investment which is discussed in Note 5, Equity.

(4)
Net rent is based on (a) the contractual base rental payments assuming the lease requires the tenant to reimburse the Company for certain operating expenses or the property is self managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are the Company's responsibility for the 12-month period subsequent to December 31, 2015 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months. Actual base rent, net, for properties acquired for the year ended December 31, 2015 was $17.9 million.

(5)	The American Express Center property consists of two buildings.

(6)	The MGM Corporate Center property consists of three buildings.

(7)	The Huntington Ingalls property consists of two buildings.
The following summarizes the purchase price allocation of the 2015 acquisitions through December 31, 2015:

	Land	Building and Improvements	Tenant Origination and Absorption Cost	In-Place Lease Valuation Above/(Below) Market	Total
Owens Corning	$575,000	$4,605,876	$560,750	$(241,626)	$5,500,000
Westgate II	3,732,053	43,596,739	11,504,737	(1,833,529)	57,000,000
Administrative Office of Pennsylvania Courts	1,207,000	7,201,000	1,735,000	(28,000)	10,115,000
American Express Center	5,750,000	73,750,000	39,920,000	(27,920,000)	91,500,000
MGM Corporate Center	4,260,342	21,660,600	7,044,058	(2,665,000)	30,300,000
American Showa	1,452,649	13,473,559	2,273,792	—	17,200,000
Huntington Ingalls	5,415,000	23,341,000	6,495,000	(951,000)	34,300,000
Wyndham	5,695,816	60,978,739	15,552,851	(827,406)	81,400,000
Exel	1,988,200	11,947,000	2,011,000	—	15,946,200
Morpho Detection	2,350,000	5,833,000	3,649,000	(332,000)	11,500,000
FedEx Freight	2,774,000	22,640,000	3,273,000	(687,000)	28,000,000
Aetna (1)	1,852,514	20,480,574	—	—	22,333,088
Bank of America I	5,491,000	17,463,000	6,051,000	(605,000)	28,400,000
Bank of America II	9,206,000	13,752,000	6,452,000	(810,000)	28,600,000
Atlas Copco	1,480,000	12,360,000	4,130,000	(220,000)	17,750,000
Total	$53,229,574	$353,083,087	$110,652,188	$(37,120,561)	$479,844,288

(1)
The property was acquired in a sale-leaseback transaction and accounted for as an asset acquisition. Total acquisition costs in the amount of $0.6 million have been included as part of the purchase price of the property.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Pro Forma Financial Information (unaudited)
The following condensed pro forma operating information is presented as if the Company’s properties acquired in 2015 had been included in operations as of February 11, 2014 (Date of Initial Capitalization). The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact these acquisitions would have on earnings on a continuous basis:

	Year Ended December 31, 2015	For the Period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014
Revenue	$46,822,883	$46,981,515
Net income (loss)	$(300,173)	$3,844,343
Net income (loss) attributable to noncontrolling interests	$(1,517)	$450,624
Net income (loss) attributable to common stockholders (1)	$(1,071,459)	$3,393,719
Net income to common stockholders per share, basic and diluted	$(0.08)	$22.53

(1)	Amount is net of net income (loss) attributable to noncontrolling interests and distributions to redeemable noncontrolling interests attributable to common stockholders.
Future Minimum Contractual Rent Payments
The future minimum contractual rent payments pursuant to the lease terms, with lease expirations ranging from 2016 to 2029, are shown in the table below:

As of December 31, 2015
2016	$33,363,530
2017	33,914,671
2018	34,434,893
2019	35,168,781
2020	35,853,836
Thereafter	149,114,856
Total	$321,850,567
Tenant and Portfolio Risk
The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality by (1) reviewing the credit ratings of tenants (or their parent companies or lease guarantors) that are rated by nationally recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or that are required to be provided pursuant to the lease; (3) monitoring news reports and press releases regarding the tenants (or their parent companies or lease guarantors) and their underlying business and industry; and (4) monitoring the timeliness of rent collections.
Intangibles
The Company allocated a portion of the acquired real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The in-place lease was measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

As of December 31, 2015
In-place lease valuation (below market)	$(37,120,561)
In-place lease valuation (below market) - accumulated amortization	1,858,029
In-place lease valuation (below market), net	$(35,262,532)
Tenant origination and absorption cost	110,652,188
Tenant origination and absorption cost - accumulated amortization	$(7,145,094)
Tenant origination and absorption cost, net	$103,507,094
The intangible assets are amortized over the remaining lease terms of the respective properties, which on a weighted-average basis, was approximately 8.9 years as of December 31, 2015. There were no intangible assets as of December 31, 2014. The amortization of the intangible assets and other leasing costs for the year ended December 31, 2015 is as follows:

Amortization (income) expense for the year ended December 31, 2015
In-place lease valuation	$(1,858,029)
Tenant origination and absorption cost	$7,145,094
The following table sets forth the estimated annual amortization (income) expense for in-place lease valuation, and tenant origination and absorption costs as of December 31, 2015 for the next five years:

Year	In-Place Lease Valuation	Tenant Origination and Absorption Costs
2016	$(3,039,971)	$12,667,118
2017	$(3,039,971)	$12,667,118
2018	$(3,039,971)	$12,667,118
2019	$(3,039,971)	$12,667,118
2020	$(3,039,971)	$12,667,118
4.    Debt
As of December 31, 2015, the Company’s debt consisted of the following:

	Balance as of December 31, 2015	Contractual Interest Rate (1)	Payment Type	Loan Maturity
Revolving Credit Facility	$138,557,720	2.50%	Interest Only	December 2019 (2)
AIG Loan	126,970,000	4.15%	Interest Only (3)	November 2025
Total	$265,527,720
(1)The weighted-average interest rate as of December 31, 2015 was approximately 2.53% for the Company's variable-rate debt. The 2.50% contractual interest rate is based on a 360-day year, pursuant to the Revolving Credit Facility, whereas the 2.53% weighted-average interest rate is based on a 365-day year. As discussed below, the interest rate on the Revolving Credit Facility is a one-month LIBO Rate + 2.25%. As of December 31, 2015, the LIBO Rate was 0.25% (effective December 31, 2015). The weighted average interest rate as of December 31, 2015 was approximately 3.31% for the Company's fixed-rate and variable-rate debt combined and 4.15% for the Company's fixed-rate debt only.
(2) The Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. See discussion below.
(3)The AIG Loan requires monthly payments of interest only, at a fixed rate, for the first five years and fixed monthly payments of principal and interest thereafter.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Revolving Credit Facility
On December 12, 2014, the Company, through the Operating Partnership, entered into a revolving credit agreement (the “Revolving Credit Facility”), co-led by KeyBank and JPMorgan Chase Bank, with KeyBank as administrative agent, JPMorgan Chase Bank as syndication agent, and a syndicate of lenders. Pursuant to the Revolving Credit Facility, the Company was provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. The Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met. Availability under the Revolving Credit Facility is limited to the lesser of a (i) a specified leverage ratio applied to a portfolio real estate pool value computed as adjusted net operating income divided by a specified capitalization rate; or (ii) debt service coverage ratio ("DSCR") calculation, all as set forth in the credit agreement related to the Revolving Credit Facility.
The Revolving Credit Facility has an interest rate based on the consolidated leverage ratio reported with the quarterly compliance certificate and is calculated based on the LIBO Rate plus the applicable LIBO Rate margin, as provided in the credit agreement related to the Revolving Credit Facility, or Base Rate plus the applicable base rate margin, as provided in the credit agreement related to the Revolving Credit Facility. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus 0.50%. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter.
The Revolving Credit Facility will initially be secured by a pledge of 100% of the ownership interests in each special purpose entity which owns a pool property. Upon the occurrence of certain conditions set forth in the credit agreement, the security for the Revolving Credit Facility shall be released, at the Company's request, provided there is no event of default then existing, and the facility will then be deemed an unsecured revolver.
In order to be compliant with the maximum unhedged variable rate debt covenant, the Company entered into two interest rate cap agreements for a total notional amount of $150.0 million. Both agreements expired on December 31, 2015. The total cost for the two interest rate cap agreements was $16,500. On August 11, 2015, the Company exercised its right under the credit agreement to increase the total commitments from $250.0 million to $410.0 million. In addition, the Company entered into a Joinder Agreement adding one additional lender. No other participants joined the syndicate and no other terms of the revolving credit agreement were changed.
AIG Loan
On October 22, 2015, six special purpose entities that are wholly-owned by the Operating Partnership entered into promissory notes with The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the "Lenders"), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of approximately $127 million (the "AIG Loan").
The AIG Loan has a term of 10 years, maturing on November 1, 2025 and has a fixed rate of interest of 4.15%. The AIG Loan requires monthly payments of interest only for the first five years and fixed monthly payments of principal and interest thereafter. The AIG Loan is secured by cross-collateralized and cross-defaulted first lien deeds of trust and second lien deeds of trust on the properties with the following tenants: Administrative Offices of Pennsylvania Courts; American Express Travel Related Services Company, Inc.; American Showa, Inc.; MGM Resorts International; Owens Corning Sales, LLC; and Wood Group Mustang, Inc. Commencing October 31, 2017, each of the individual promissory notes comprising the AIG Loan may be prepaid but only if such prepayment is made in full, subject to 30 days' prior notice to the holder and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment.
Pursuant to the terms of the Revolving Credit Facility and AIG Loan, the Company is subject to certain loan compliance covenants. The Company was in compliance with all applicable covenants as of December 31, 2015.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

5.    Equity
Preferred Equity
On June 24, 2015, the Company and the Operating Partnership entered into a purchase agreement with a private fund affiliated with the Sponsor (the "Preferred Equity Investor") pursuant to which the Preferred Equity Investor agreed to provide up to an aggregate of $150.0 million of preferred equity investment (the "Preferred Equity Investment") in exchange for up to 15.0 million preferred units of limited partnership interest in the Operating Partnership ("Preferred Units"); provided, however, that the amount of the Preferred Units outstanding at any time was not permitted to exceed $50.0 million in value and provided further, that no Preferred Units were permitted to be issued after December 24, 2015.
On October 21, 2015, the Operating Partnership redeemed 7,326,000 Series A Cumulative Redeemable Preferred Units (the "Preferred Units") held by the Preferred Equity Investor, for an aggregate redemption price of approximately $73.3 million (the "Redemption"). As a result, the Company recognized a redemption premium of approximately $0.4 million during the year ended December 31, 2015, which represented the write-off of original issuance costs related to the Preferred Units. After the Redemption, there were no Preferred Units outstanding, and the Preferred Investor no longer had any rights with respect to the Preferred Units. Effective October 22, 2015, the Preferred Equity Investment was terminated.
Common Equity
Reallocation of Shares in Public Offering
The Company initially registered $2,200,000,000 in shares for sale, consisting of Class A common stock and Class T common stock. On December 5, 2014, the Company ceased offering Class T common stock, having sold no shares of Class T common stock at such date. On October 30, 2015, the Company ceased offering Class A common stock, having sold approximately $240.8 million in shares of Class A common stock, and reallocated the remaining shares, such that, effective November 2, 2015, the Company is offering up to approximately $1,800,000,000 in shares of Class T common stock in the Primary Offering. The Company determined to cease offering Class A shares and commence offering Class T shares due to recent regulatory developments and trends related to non-traded alternative investment products. Class A shares and Class T shares vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of the Company's stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote. Each class of common stock will be entitled to the same distributions as other classes, and the NAV per share will be the same across share classes. (See Note 7, Related Party Transactions, for an update regarding certain changes to fees as of November 2, 2015.)
On September 16, 2015, the Company's board of directors declared a stock distribution in the amount of 0.000013699 shares of stock per day on the outstanding share of common stock payable to stockholders of record at the close of business each day of the period commencing on October 1, 2015 through December 31, 2015.
As of December 31, 2015, the Company issued 24,202,509 and 3,823,139 shares for gross proceeds of approximately $240.8 million and $38.2 million of Class A and Class T common stock, respectively, excluding shares of common stock issued pursuant to the DRP and stock distributions. As of December 31, 2015, 475,520 and 46,336 shares of Class A common stock had been issued pursuant to the DRP and stock distributions, respectively. As of December 31, 2015, 7,451 and 1,215 shares of Class T common stock had been issued pursuant to the DRP and stock distributions, respectively.
Par Value Adjustment
The Company’s par value calculation and related additional paid in capital ("APIC") allocation from the inception of the offering was determined to be calculated incorrectly. The Company assessed the cumulative impact of the reclassification between the par value and APIC from inception, and recorded a reduction to the par value of

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

$0.2 million and a corresponding increase to APIC for the same amount to correct the balances as of December 31, 2015. In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company assessed the materiality of this correction on its financial statements for the year ended December 31, 2015, using both the roll-over method and iron-curtain method as defined in SAB 108. The Company concluded the effect was not material to its financial statements for any prior period and, as such, those financial statements are not materially misstated. The Company also concluded that recording the correction in 2015 did not have a material effect on its financial statements for the year ended December 31, 2015.
Distribution Reinvestment Plan
The Company adopted a distribution reinvestment plan ("DRP"), that allows stockholders to have distributions otherwise distributable to them invested in additional shares of common stock. The plan became effective on the effective date of the Company’s Offering, July 31, 2014. No sales commission or dealer manager fee will be paid on shares sold through the DRP. The Company may amend or terminate the DRP for any reason at any time upon 10 days' prior written notice to stockholders. As of December 31, 2015, and 2014, 482,971 and 5,333 shares, respectively, had been issued under the DRP in the Offering.
Share Redemption Program
The Company adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s DRP. Share redemption requests must be received by the Company no later than the last business day of the calendar quarter, and shares will be redeemed on the last business day of the month following such calendar quarter. The redemption amount is expected to be the redemption rate set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	90.0% of the price paid to acquire the shares from us
2 or more but less than 3	95.0% of the price paid to acquire the shares from us
3 or more but less than 4	97.5% of the price paid to acquire the shares from us
4 or more	100.0% of the price paid to acquire the shares from us
The redemption price per share will be reduced by the aggregate amount of net proceeds per share, if any, distributed to the stockholders prior to the repurchase date as a result of a “special distribution.” While the board of directors does not have specific criteria for determining a special distribution, the Company expects that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. The redemption price per share is subject to adjustment as determined from time to time by the board of directors.
As the use of the proceeds from the DRP for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

classified as temporary equity on the Company’s consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan. As of December 31, 2015, $4.6 million of common stock were available for redemption and $0.02 million of common stock were tendered for redemption and redeemed subsequent to December 31, 2015.
6.    Noncontrolling Interests
Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. The Operating Partnership issued 20,000 limited partnership units to the Advisor for $10 per unit on February 11, 2014 in exchange for the initial capitalization of the Operating Partnership. As of December 31, 2015, noncontrolling interest was approximately 0.1% of total shares outstanding, and approximately 0.1% of weighted average shares outstanding (both measures assuming limited partnership units were converted to common stock).
The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, the Company may purchase such limited partners' limited partnership units by issuing one share of common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported on the consolidated balance sheets as noncontrolling interests.
The following summarizes the activity for noncontrolling interests for the year ended December 31, 2015, and for the period from February 11, 2014 (Date of Initial Capitalization) through December 31, 2014:

		For the period from
		February 11, 2014
		(Date of Initial Capitalization)
	For the year ended	through
	December 31, 2015	December 31, 2014
Beginning balance	$139,041	$200,000
Distributions to noncontrolling interests	(11,000)	(2,983)
Net loss	(30,852)	(57,976)
Ending balance	$97,189	$139,041
7.    Related Party Transactions
The following table summarizes the related party costs and fees incurred, paid and due to affiliates as of December 31, 2015:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

	As of December 31, 2014	Year Ended December 31, 2015
	Payable	Incurred		Paid	Payable
Advisor and Property Manager fees
Acquisition fees and expenses	$—	$11,438,072	(3)	$11,429,397	$8,675
Operating expenses	—	1,911,387		1,802,849	108,538
Asset management fees	—	2,623,770		2,223,650	400,120
Property management fees	—	333,016		238,488	94,528
Organization and offering expenses					—
Organizational expenses	78,641	393,816		470,074	2,383
Offering expenses	306,514	2,755,834		2,603,132	459,216
Other costs advanced by the Advisor	448,213	2,598,100		3,023,284	23,029
Preferred offering costs	—	375,000		375,000	—
Sales commissions
Class A shares	22,966	15,217,341		15,240,307	—
Class T shares	—	1,085,862		1,045,441	40,421
Dealer Manager fees
Class A shares	9,842	6,920,777		6,930,619	—
Class T shares	—	382,314		367,438	14,876
Stockholder servicing fee	—	24,968		—	24,968
Contingent Advisor Payment Holdback:(1)
Organization and offering expenses (1)	—	382,314		—	382,314
Dealer Manager fees (2)	—	764,628		—	764,628

Total	$866,176	$47,207,199		$45,749,679	$2,323,696
(1) Pursuant to the Advisory Agreement, as amended, commencing November 2, 2015, the Company remains obligated to reimburse the Advisor for organizational and offering costs incurred after such date, but only to the extent that such costs exceed 1.0% of the gross offering proceeds of the Company’s Offering. In addition, the Advisor is entitled to receive an acquisition fee in an amount up to 3.85% of the contract purchase price (as such term is defined in the Advisory Agreement) for each property the Company acquires. The acquisition fee consists of a 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment (the "Contingent Advisor Payment"); provided, however, that the first $5.0 million of amounts advanced by the Advisor for dealer manager fees and organizational and offering expenses (the "Contingent Advisor Payment Holdback") will be retained by the Company until the later of (a) the termination of the Offering, including any follow-on offerings, or (b) July 31, 2017, at which time such amount shall be paid to the Advisor.  In connection with a follow-on offering, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such follow-on offering and the amount sold in prior offerings.
(2) Commencing November 2, 2015, the Dealer Manager Agreement provides that the Dealer Manager is entitled to receive a sales commission up to 3.0% of gross proceeds from Class T shares sold in the Primary Offering and a dealer manager fee equal to 3.0% of gross proceeds from Class T shares sold in the Primary Offering. Pursuant to the Dealer Manager Agreement, of the 3.0% dealer manager fee, 1.0% will be funded by the Company and 2.0% will be funded by the Advisor.
(3) Aetna was acquired in a sale-leaseback transaction and accounted for as an asset acquisition. Total acquisition costs in the amount of $0.6 million have been allocated to the property.
Advisory Agreement
The Company entered into the advisory agreement with the Advisor and the Operating Partnership on July 31, 2014, which was subsequently amended (together with such amendments, the “Advisory Agreement”). The Advisor manages the Company’s day-to-day activities pursuant to the Advisory Agreement. Pursuant to the Advisory Agreement, the Company is obligated to reimburse the Advisor for certain services and payments, including payments made by the Advisor to third parties, including in connection with potential acquisitions.
The Advisory Agreement requires, upon termination of the Offering, that any organizational and offering costs, including sales commissions, dealer manager fees, and stockholder servicing fees, incurred above 15% of gross equity raised in the Company’s Offering and that any organizational and offering costs not including sales commissions, dealer manager fees, and stockholder servicing fees, incurred above 3.5% of gross equity raised in the Company’s Offering shall be reimbursed to the Company. As of December 31, 2015, organizational and offering costs did not exceed these limitations. (See Note 2, Basis of Presentation and Summary of Significant Accounting Policies - Organizational and Offering Costs.)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

The Advisory Agreement provides that the Company shall reimburse the Advisor for organizational and offering costs, subject to the limitations described above. In conjunction with subsequent amendments to the Advisory Agreement, commencing November 2, 2015, the Company remains obligated to reimburse the Advisor for organizational and offering costs incurred after such date, but only to the extent that such costs exceed 1.0% of the gross offering proceeds of the Company’s Offering. In addition, commencing November 2, 2015, the Advisor is entitled to receive an acquisition fee in an amount up to 3.85% of the contract purchase price (as such term is defined in the Advisory Agreement) of each property the Company acquires. The acquisition fee consists of a 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment (the "Contingent Advisor Payment"); provided, however, that the first $5.0 million of amounts paid by the Advisor for dealer manager fees (as discussed below) and organizational and offering expenses (the "Contingent Advisor Payment Holdback") will be retained by the Company until the later of (a) the termination of the Offering, including any follow-on offerings, or (b) July 31, 2017, at which time such amount shall be paid to the Advisor.  In connection with a follow-on offering, the Contingent Advisor Payment Holdback may increase, based upon the maximum offering amount in such follow-on offering and the amount sold in prior offerings. The amount of the Contingent Advisor Payment paid upon the closing of an acquisition will be reviewed on an acquisition by acquisition basis and such payment shall not exceed the then outstanding amounts paid by the Advisor for dealer manager fees and organizational and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback described above. For these purposes, the amounts paid by the Advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. The Advisor may waive or defer all or a portion of the acquisition fee or the Contingent Advisor Payment at any time and from time to time, in the Advisor's sole discretion.
Dealer Manager Agreement
The Company entered into a dealer manager agreement with the Dealer Manager on June 20, 2014, which was subsequently amended, and has entered and intends to continue to enter into participating dealer agreements with various broker-dealers authorizing them to sell shares of the Company’s stock in the Primary Offering (together with the dealer manager agreement and all amendments, the “Dealer Manager Agreement”).
Through October 30, 2015, the Dealer Manager Agreement provided that the Dealer Manager was entitled to receive a sales commission and dealer manager fee equal to 7.0% and 3.0%, respectively, of gross proceeds from Class A shares sold in the Primary Offering. Commencing November 2, 2015, the Dealer Manager Agreement provides that the Dealer Manager is entitled to receive a sales commission equal to up to 3.0% of gross proceeds from Class T shares sold in the Primary Offering and a dealer manager fee equal to 3.0% of gross proceeds from Class T shares sold in the Primary Offering. Pursuant to the Dealer Manager Agreement, of the 3.0% dealer manager fee, 1.0% will be funded by the Company and 2.0% will be funded by the Advisor. In addition, the Dealer Manager is entitled to receive an ongoing stockholder servicing fee with respect to Class T shares that will be payable quarterly and will accrue daily in an amount equal to 1/365th of 1.0% of the purchase price per share (or, once reported, the amount of the estimated NAV) of Class T shares sold in the Primary Offering. The Company will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Offering at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of shares in the Primary Offering (i.e., excluding proceeds from sales pursuant to the DRP); (ii) the fourth anniversary of the last day of the fiscal quarter in which the Offering (excluding the DRP offering) terminates; (iii) the date that such Class T share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. Because of the contingent nature of the stockholder servicing fee based on the circumstances noted above, the stockholder servicing fee will be recorded as an expense to the Company when incurred. For the year ended December 31, 2015, the Company incurred $0.02 million of stockholder servicing fee expense resulting in a total commitment for the contingent stockholder servicing fee over the next four years of approximately $1.5 million assuming such fees are paid in full.
Upon the sale of shares by participating broker-dealers, the Dealer Manager will re-allow all of the selling commissions paid in connection with sales made by these participating broker-dealers and may, in the Dealer Manager’s discretion, re-allow all of the stockholder servicing fees paid in connection with sales of Class T shares

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

made by these participating broker-dealers. In any instance in which the Dealer Manager does not re-allow the stockholder servicing fee to a participating broker-dealer, the Dealer Manager will return such fee to the Company. The Dealer Manager will also generally re-allow to participating broker-dealers a portion of the 3.0% dealer manager fee earned on the proceeds raised by the participating broker-dealers as marketing fees, reimbursement of the costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars sponsored by participating broker-dealers, or to defray other distribution-related expenses.
Asset Management Fee
The Advisor will also receive an annual asset management fee for managing the Company’s assets equal to 1.0% of the aggregate asset value of its assets. The fee will be paid monthly. For the year ended December 31, 2015, total asset management fees were $2.6 million.
Property Management Agreement
In the event that the Company contracts directly with non-affiliated third party property managers with respect to its individual properties, the Company pays the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed, plus reimbursable costs as applicable. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining the Company's properties, as well as certain allocations of office, administrative, and supply costs. In the event that the Company contracts directly with the Property Manager with respect to a particular property, the Company pays the Property Manager aggregate property management fees of up to 3.0%, or greater if the lease so allows, of gross revenues received for management of the Company's properties, plus reimbursable costs as applicable. These property management fees may be paid or re-allowed to third party property managers if the Property Manager contracts with a third party. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.
In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5.0% of the cost of improvements. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services.
Subordinated Share of Net Sale Proceeds
The Advisor may be entitled to a subordinated distribution if the Company sells its properties. Pursuant to certain provisions in the operating partnership agreement, if the Company sells its properties, the Advisor will be entitled to a distribution of 15.0% of remaining net sale proceeds after return of capital plus payment to stockholders of a 6.0% annual, cumulative, non-compounded return.
Subordinated Performance Distribution Due Upon Termination of Advisory Agreement
The Advisor may be entitled to a subordinated distribution if the Company terminates the advisory agreement. Pursuant to certain provisions contained in the operating partnership agreement, if the Company terminates the advisory agreement, the Advisor will be entitled to a distribution of 15.0% of the amount by which (1) the appraised value of the Company’s properties at the termination date, less the current outstanding amount of liabilities secured by the Company's assets, plus all distributions paid through the termination date exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to the stockholders through the termination date.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

Subordinated Incentive Listing Distribution
The Advisor may be entitled to a subordinated distribution if the Company lists its shares of common stock on a national securities exchange. Pursuant to certain provisions contained in the operating partnership agreement, if the Company lists its shares of common stock on a national securities exchange, the Advisor will be entitled to a distribution of 15.0% of the amount by which (1) the average market value of the shares outstanding at listing over a period of 30 trading days commencing after the first day of the sixth month, but no later than the last day of the eighteenth (18th) month, after the shares are first listed, plus all distributions made through the date that the market value of the shares is determined exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to the stockholders through the date that the market value of the shares is determined.
Subordinated Distribution Due Upon Extraordinary Transaction
The advisor may be entitled to a subordinated distribution if the Company merges or engages in a corporate reorganization or other transaction in which substantially all of the business or securities of the Company are transferred. Pursuant to certain provisions contained in the operating partnership agreement, if the Company elects to engage in such an extraordinary transaction, the Advisor will be entitled to a distribution of 15% of the amount by which (1) the transaction amount, as defined in the operating partnership agreement, exceeds (2) the sum of total stockholder invested capital plus distributions required to be made to generate a 6.0% cumulative, non-compounded return to stockholders through the date the transaction amount is determined.
Employee and Director Long-Term Incentive Plan
The Company’s board of directors and sole stockholder adopted a long term incentive plan (“Plan”), which provides for the grant of awards to the Company's directors and full-time employees (should the Company ever have employees), directors and full-time employees of the Advisor and affiliate entities that provide services to the Company, and certain consultants that provide services to the Company, the Advisor, or affiliate entities. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. The term of the Plan is ten years and the total number of shares of common stock reserved for issuance under the Plan will be equal to 10% of the outstanding shares of stock at any time, not to exceed 10,000,000 shares in the aggregate. As of December 31, 2015, 2,855,617 shares were reserved for issuance under the Plan, however, no awards had been granted under the Plan.
Conflicts of Interest
The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates currently serve as key personnel, advisors, managers, sponsors and co-sponsors to some or all of 11 other real estate programs affiliated with the Sponsor, including Capital Essential Asset REIT, Inc. ("GCEAR") and Griffin-American Healthcare REIT III, Inc. ("GAHR III") each of which are publicly-registered, non-traded real estate investment trusts, and Griffin-American Healthcare REIT IV, Inc. ("GAHR IV"), a non-traded real estate investment trust in registration as of December 31, 2015. The Company's Sponsor is also the sponsor of Griffin-Benefit Street Partners BDC Corp. ("GB-BDC"), a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, and Griffin Institutional Access Real Estate Fund ("GIREX"), a non-diversified, closed-end management investment company that is operated as an interval fund under the 1940 Act. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.
Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if certain investment opportunities should be recommended to the Company or another program sponsored or co-sponsored by the Sponsor; and (3) influence of the fee structure under the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

advisory agreement and distribution structure of the operating partnership agreement that could result in actions not necessarily in the long-term best interest of the stockholders. The board of directors has adopted the Sponsor’s acquisition allocation policy as to the allocation of acquisition opportunities among the Company and GCEAR, which is as follows:
In the event that an investment opportunity becomes available, the Sponsor will first present the opportunity to GCEAR, who has a right of first refusal on all single tenant net lease real estate assets that fit within the investment objectives of GCEAR until the earlier to occur of (a) the date that is six months after the completion of GCEAR’s last offering of shares of its common stock or (b) the date on which GCEAR has invested all of its available investment equity and achieved a blended loan-to-value ratio of at least 40% across its portfolio of properties. The right of first refusal expired on October 29, 2014. Following the expiration of GCEAR’s right of first refusal, the Sponsor will allocate potential investment opportunities to GCEAR and the Company based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial impact of the acquisition on each program, including each program’s earnings and distribution ratios;

•	various strategic considerations that may impact the value of the investment to each program;

•	the effect of the acquisition on diversification of each program’s investments; and

•	the income tax effects of the purchase to each program.
If, after consideration of these factors, the investment opportunity is suitable for GCEAR and the Company, then:

•	GCEAR will have priority for investment opportunities of $75 million or greater; and

•	the Company will have priority for investment opportunities of $35 million or less, until such time as the Company reach $500 million in aggregate assets (based on contract purchase price).
In the event all acquisition allocation factors have been exhausted and an investment opportunity remains equally suitable for GCEAR and the Company, the Sponsor will offer the investment opportunity to the REIT that has had the longest period of time elapse since it was offered an investment opportunity.
If the Sponsor no longer sponsors GCEAR, then, in the event that an investment opportunity becomes available that is suitable, under all of the factors considered by the Advisor, for both the Company and one or more other entities affiliated with the Sponsor, the Sponsor has agreed to present such investment opportunities to the Company first, prior to presenting such opportunities to any other programs sponsored by or affiliated with the Sponsor. In determining whether or not an investment opportunity is suitable for more than one program, the Advisor, subject to approval by the board of directors, shall examine, among others, the following factors:

•	anticipated cash flow of the property to be acquired and the cash requirements of each program;

•	effect of the acquisition on diversification of each program’s investments;

•	policy of each program relating to leverage of properties;

•	income tax effects of the purchase to each program;

•	size of the investment; and

•	amount of funds available to each program and the length of time such funds have been available for investment.
Economic Dependency
The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other resources.
8.    Commitments and Contingencies
Litigation
From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
9.    Declaration of Distributions
During the quarter ended December 31, 2015, the Company paid cash distributions in the amount of $0.00150684932 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from October 1, 2015 through December 31, 2015. Such distributions were paid on a monthly basis, on or about the first day of the month, for the month then-ended.
On December 16, 2015, the Company’s board of directors declared cash distributions in the amount of $0.00150273224 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from January 1, 2016 through March 31, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.
During the quarter ended December 31, 2015, the Company paid stock distributions in the amount of 0.000013699 shares of stock per day on the outstanding shares of common stock payable to stockholders of record at the close of business each day of the period commencing on October 1, 2015 through December 31, 2015. Such distributions were paid on a monthly basis, on or about the first day of the month, for the month then-ended.
On December 16, 2015, the Company's board of directors declared a stock distribution in the amount of 0.000013661 shares of stock per day on the outstanding shares of common stock payable to stockholders of record at the close of business each day of the period commencing on January 1, 2016 through March 31, 2016.
10.    Selected Quarterly Financial Data (Unaudited)
Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2015:

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$30,179	$3,570,455	$9,682,928	$11,865,461
Net loss	$(1,026,391)	$(9,797,905)	$(2,638,219)	$(3,043,138)
Net loss attributable to common stockholders	$(1,019,804)	$(9,801,118)	$(3,259,242)	$(3,167,440)
Net loss per share	$(0.33)	$(0.90)	$(0.19)	$(0.13)
	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$—	$—	$—	$—
Net loss	$—	$—	$(175,918)	$(318,674)
Net loss attributable to common stockholders	$—	$—	$(89,366)	$(306,640)
Net loss per share	$—	$—	$(4.32)	$(0.60)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015

11.    Subsequent Events
Status of the Offering
As of March 4, 2016, the Company has received and accepted subscriptions in the Offering for 24,199,759 and 10,030,391 Class A and Class T shares of common stock, or $240,781,691 and $100,163,658, respectively, excluding Class A and Class T shares of common stock issued pursuant to the DRP. To date, a total of $5,775,711 and $380,211 in distributions of Class A and Class T common stock were reinvested pursuant to the DRP, respectively, and 607,970 and 40,022 Class A and Class T shares of common stock were issued pursuant to the DRP, respectively.
Declaration of Distributions
On March 2, 2016, the Company’s board of directors declared cash distributions in the amount of $0.00150273224 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from April 1, 2016 through June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.
On March 2, 2016, the Company’s board of directors declared stock distributions in the amount of 0.000013661 per day per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from April 1, 2016 through June 30, 2016. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s Chief Executive Officer may determine.
Acquisition of Toshiba TEC Property
On January 21, 2016, the Company acquired the Toshiba TEC property consisting of a four-story, Class 'A' office property of approximately 200,850 square feet located in Durham, North Carolina. The Toshiba TEC property is leased in its entirety to Toshiba TEC Corporation, which in turn subleased its interest to Toshiba Global Commerce Solutions, Inc. The purchase price of $35.8 million plus closing costs and certain acquisition expenses to third parties (reduced by certain adjustments, credits, and previous deposits) were funded with proceeds from the Company's public offering and a draw of $17.9 million pursuant to the Company's Revolving Credit Facility, as discussed in Note 4, Debt.
Amendment No. 4 to Advisory Agreement
On February 9, 2016, the Company entered into Amendment No. 4 to Advisory Agreement (the "Amendment") between the Company, the Advisor, and the Operating Partnership, to clarify the definition of the Contingent Advisor Payment Holdback, which consists of the first $5.0 million of amounts paid by the Advisor for dealer manager fees and organizational and offering expenses.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

				Initial Cost to Company		Gross Carrying Amount at December 31, 2015						Life on which depreciation in latest income statement is computed
	Property Type	ST	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Total (1)	Accumulated Depreciation	Date of Construction	Date of Acquisition
Owens Corning	Industrial	NC	$3,300,000	$575,000	$5,166,626	$575,000	$5,166,626	$5,741,626	$140,519	N/A	3/9/2015	5-40 years
Westgate II	Office	TX	34,200,000	3,732,053	55,101,476	3,732,053	55,101,476	58,833,529	1,773,562	N/A	4/1/2015	5-40 years
Administrative Office of Pennsylvania Courts	Office	PA	6,070,000	1,207,000	8,936,000	1,207,000	8,936,000	10,143,000	256,311	N/A	4/22/2015	5-40 years
American Express Center	Data Center/Office	AZ	54,900,000	5,750,000	113,670,000	5,750,000	113,670,000	119,420,000	4,308,338	N/A	5/11/2015	5-40 years
MGM Corporate Center	Office	NV	18,180,000	4,260,342	28,704,658	4,260,342	28,704,658	32,965,000	780,283	N/A	5/27/2015	5-40 years
American Showa	Industrial	OH	10,320,000	1,452,649	15,747,351	1,452,649	15,747,351	17,200,000	338,772	N/A	5/28/2015	5-40 years
Huntington Ingalls	Industrial	VA	(2)	5,415,000	29,836,000	5,415,000	29,836,000	35,251,000	570,441	N/A	6/26/2015	5-40 years
Wyndham	Office	NJ	(2)	5,695,816	76,531,589	5,695,816	76,531,589	82,227,405	1,355,981	N/A	6/26/2015	5-40 years
Exel	Distribution Center	OH	(2)	1,988,200	13,958,000	1,988,200	13,958,000	15,946,200	294,978	N/A	6/30/2015	5-40 years
Morpho Detection	Office	MA	(2)	2,350,000	9,482,000	2,350,000	9,482,000	11,832,000	227,704	N/A	7/1/2015	5-40 years
FedEx Freight	Industrial	OH	(2)	2,774,000	25,913,000	2,774,000	25,913,000	28,687,000	425,075	N/A	7/22/2015	5-40 years
Aetna	Office	AZ	(2)	1,852,514	20,480,575	1,852,514	20,480,575	22,333,089	218,684	N/A	7/29/2015	5-40 years
Bank of America I	Office	CA	(2)	5,491,000	23,514,000	5,491,000	23,514,000	29,005,000	597,578	N/A	8/14/2015	5-40 years
Bank of America II	Office	CA	(2)	9,206,000	20,204,000	9,206,000	20,204,000	29,410,000	590,529	N/A	8/14/2015	5-40 years
Atlas Copco	Office	MI	(2)	1,480,000	16,490,000	1,480,000	16,490,000	17,970,000	181,880	N/A	10/1/2015	5-40 years
Total			$126,970,000	$53,229,574	$463,735,275	$53,229,574	$463,735,275	$516,964,849	$12,060,635

(1) As of December 31, 2015, cost capitalized subsequent to acquisition was zero.
(2) The acquisitions were funded by the credit facility.

S - 1

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

Activity for the year ended December 31, 2015
Real estate facilities
Balance at beginning of year	$—
Acquisitions	516,964,849
Improvements	—
Construction-in-progress	—
Balance at end of year	$516,964,849
Accumulated depreciation
Balance at beginning of year	$—
Depreciation expense	12,060,635
Balance at end of year	$12,060,635
Real estate facilities, net	$504,904,214

S - 2